

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2019

Moshe Mizrahy
Chief Executive Officer
InMode Ltd.
Tavor Building, Sha'ar Yokneam
P.O. Box 533
Yokneam 2069206, Israel

Re: InMode Ltd.
Amendment No. 5 to
Draft Registration Statement on Form F-1
Submitted July 1, 2019
CIK No. 0001742692

Dear Mr. Mizrahy:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Revenues, page 53

1.   We note your disclosure that approximately 9% of your revenues for the three months ended March 31, 2019 were derived from the sale of consumables and extended warranties. Please show us how this percentage is consistent with the information regarding contract liabilities in the table in Note 9 on page F-47, which appears to indicate that $3.284 million plus an additional amount due to new contracts issued during the period was recognized as part of the $30.552 million total revenue during the period.

Disclosure of Compensation, page 111

2.   Please reconcile your revisions in the last paragraph of this section with the requirement of Form 20-F Item 6.B.2.

        You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at 202-551-3498 or Russell Mancuso, Legal Branch Chief, at 202-551-3617 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Electronics and Machinery

cc: Brian D. Hirshberg